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EXHIBIT 16

                            [Whitley Penn Letterhead]


September 20, 2005

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on September 14, 2005, which is being filed by our former client, Advanced Materials Group, Inc. ("ADMG"). We have read and agree with the statements made in response to that Item insofar as they relate to our firm except that we are not in a position to agree or disagree with ADMG's statements that ADMG's decision to change accountants was approved by ADMG's audit committee and board of directors as indicated in the third paragraph of
Item 4.01, and we are not in a position to agree or disagree with ADMG's statements regarding Catherine Fang as indicated in the fifth paragraph of Item 4.01.

Very truly yours,

/S/ Whitley Penn
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Dallas, Texas